Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

May 7, 2009

Ms. Celeste Murphy

Legal Branch Chief

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re: Datameg Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2009

File No. 333-128060

Dear Ms. Murphy:

We are responding to the Commission’s letter of May 6, 2009. For ease of review, your comments will be reproduced and our responses will follow. We will not file an additional preliminary proxy. Instead, we attach hereto the filed preliminary proxy statement with our proposed amendments highlighted.

General

  Please revise to indicate that the proxy card and proxy statement are "preliminary" copies. Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

  The proxy card and proxy statement are indicated to be "preliminary" copies.

  Revise your preliminary proxy statement to clearly indicate whether any of the three proposals included are related to or conditioned on the approval of any of the other proposals. See Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

  The preliminary proxy statement now clearly indicates whether any of the three proposals included are related to or conditioned on the approval of any of the other proposals.

  Please revise your proxy statement to provide additional disclosures with respect to the relationship between the transactions discussed in your preliminary proxy statement. For example, indicate whether your reverse stock split and acquisition of Natural Blue Resources in contingent upon your sale of American Marketing & Sales, Inc. to Blue Earth Solutions, Inc. Also discuss any relationship among the parties, including common directors, officers or stockholders and include expanded background disclosure in your summary. We may have further comments following your responses.

  As amended, the preliminary proxy statement addresses each of these comments.

  Proposal 1. Shareholder Approval of the Sale of American Marketing to Blue Earth

  We note in your preliminary proxy statement that Proposal 1 contemplates the receipt of shares of common stock of Blue Earth Solutions, Inc. Please revise your preliminary proxy statement to provide additional disclosure regarding features of the consideration, particularly the common stock of Blue Earth Solutions, Inc., the value of any shares to be received by you and any other material information regarding this transaction so that your stockholders may make an informed decision regarding the approval of Proposal 1.

  As amended, the preliminary proxy statement addresses each of these comments.

  We note that Proposal 2 in your preliminary proxy statement relates to the approval of a reverse stock split. Please revise your preliminary proxy statement to indicate whether the shares to be exchanged to Blue Earth will be on a pre-split or post-split basis.

  As amended, the preliminary proxy statement indicates that the shares exchange to Blue Earth will be pre-split.

  Proposal 2. Shareholder Approval of a Reverse Stock Split and Amendment of the Certificate of Incorporation

  We note that Proposal 2 relates to an amendment to your certificate of incorporation to implement a 1-for-100 reverse stock split. Revise your preliminary proxy statement to clearly highlight that the number of shares of common stock will not be reduced, but available for issuance by the Board without further stockholder action. Describe the dilution and related effects on the reverse stock split upon your current stockholders.

  As amended, the preliminary proxy statement addresses each of these comments.

  Please provide further disclosure with respect to the private placement of shares of common stock of Natural Blue Resources, Inc. that began on April 14, 2009. In your revised disclosure, indicate the exemption from registration relied upon for this offering, the number of accredited investors involved in the offering and any relevant relationships among these investors and Natural Blue Resources current stockholders, officers and directors. It also appears that the 3 million shares from this offering will be exchanged for Datameg shares under the Share Exchange Agreement signed on April 14, 2009. Provide an analysis as to the exemption from registration you are relying upon for the share exchange and indicate whether the private placement impacts you analysis.

As amended, the preliminary proxy statement addresses each of these comments.

Exemption Analysis.

The exchange of Natural Blue shares for Datameg shares is a sale within the meaning of Rule 145. Each current shareholder of Natural Blue is an accredited investor within the meaning of Rule 501(a) and the Company is relying on the exemptions under Section 4(2) of the Securities Act of 1933 (The "Act") and Rule 506 of Regulation D promulgated thereunder for the share exchange (sale).

The Natural Blue private placement agreement likewise relied on Section 4(2) of the Securities Act of 1933 (The "Act") and Rule 506 of Regulation D promulgated thereunder. In the written private placement memorandum, each accredited investor was advised that if the share exchange is approved and compliance achieved, the Datameg shares received for Natural Blue shares acquired in this offering will be exchanged for unregistered shares in Datameg Corporation and these unregistered shares could not be traded until registered. Each accredited investor completed a subscription agreement wherein he acknowledged that the Shares were being issued by the Company pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933 and the exemption provisions concerning acquiring the shares for investment purposes and not for redistribution were discussed in detail in the private placement agreement.

In connection with responding to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax an additional copy of any additional correspondence to our attorney, Paul Vuksich, at (415) 788-9949.

Very truly yours,

/s/

James Murphy, Chairman & CEO

Datameg Corporation

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